John Hunt

Direct Line: (617) 439-2194

Fax: (617) 310-9194

E-mail: jhunt@nutter.com

June 5, 2013
0111884-00002

Securities and Exchange Commission
100 F Street, N.E. Mail Stop 8626
Washington, D.C. 20549
Attention: Anu Dubey

Re:           Pear Tree Funds
Post-Effective Amendment No. 51 to Registration Statement on Form N-1A

Ladies and Gentlemen:

We serve as counsel to Pear Tree Funds (the “Registrant”), a Massachusetts business trust and an investment company currently registered with the Commission under the Investment Company Act of 1940, as amended (the “1940 Act”).  On May 3, 2013, you provided us with certain oral comments from the Staff of the Commission to Post-Effective Amendment No. 51 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933 and under the Investment Company Act of 1940, relating to the creation of Pear Tree PanAgora Risk Parity Emerging Markets Fund (the “Fund”), a new series of the
Registrant. In this letter, the Registrant is responding to those comments.

For your convenience, each Staff comment is presented below in italics, with the
Registrant’s response immediately following in regular type. A.Comments to the Registration Statement Cover Page

1.           In accordance with Form N-1A, add to the cover page of any amendment to the
Registration Statement relating to the Fund the name and address of the registered agent.

The Registrant will note on the cover page to Securities Act Amendment No. 51 to the Registration Statement that Willard Umphrey is the Registrant’s agent for service of process. This addition also is reflected in Post-Effective Amendment No. 52 to the Registration Statement, which includes the annual update of the Registration Statement for the other Pear Tree Funds.

Nutter McClennen & Fish LLP  ■  Attorneys at Law

Seaport West ■  155 Seaport Blvd. ■  Boston, MA 02210-2604 ■  617-439-2000 ■  Fax: 617-310-9000 ■  www.nutter.com

Securities and Exchange Commission June 5, 2013 Page

B.           Comments to the Statutory Prospectus

2.           Format the footnotes to “Annual Fund Operating Expenses” in the Summary Information section so that they immediately follow the table.

The footnotes have been reformatted as requested.

3.           Move the bracketed language in “Summary Information—Portfolio Turnover” to “Principal Investment Strategy” and then add a risk factor indicating the tax and brokerage consequences of active and frequent trading.

The Fund does not expect to have high portfolio turnover relative to equity funds generally.  The disclosure in “Summary Information-Portfolio Turnover” has been modified accordingly.

4.           In “Summary Information—Principal Investment Strategy,” provide an example of how the Fund balances risk or revise the second sentence of the second paragraph.

“Summary Information—Principal Investment Strategy” has been revised to reflect that the Fund balances the risks assigned by the investment model.

5.           In “Summary Information—Principal Investment Strategy,” disclose how derivatives will be valued.

Derivatives are valued using the Registrant’s valuation policies.  How the Fund values its portfolio instruments is discussed in “Calculation of Net Asset Value” as well as in the Statement of Additional Information.

6.           In “Summary Information—Principal Investment Strategy,” explain or delete the sentence stating “Risk Parity Fund also may lend its securities in order to attempt to mitigate the adverse effects of foreign currency fluctuations.”

That sentence and the preceding sentence have been revised to reflect that the Fund uses derivatives to mitigate the adverse effects of foreign currency fluctuations.

7.           In “Summary Information—Principal Investment Strategy,” clarify when the Fund will take temporary defensive positions and what it will invest in when it does so.

This section has been revised to state that the Fund will take temporary defensive positions in unusual market conditions and that temporary defensive positions are positions such as investments in cash.

Securities and Exchange Commission June 5, 2013 Page

8.           Add a discussion of small- and micro-capitalization securities to “Summary
Information—Principal Investment Strategy”.

This section currently reflects that the Fund may invest in securities of any capitalization. The Fund does not favor small- or micro-cap securities over large- or mid-cap securities.  As a result, the Registrant believes that it would be misleading to add specific disclosures relating to small- and mid-cap securities.  Moreover, the Registrant currently describes the principal risks of investments in small- and mid-cap securities.  Thus, the Registrant believes that additional disclosure about those securities is unnecessary.

9.           In “Summary Information—Principal Investment Risks—Derivatives,” change the reference to futures to be consistent with the Principal Investment Strategy section.

This section has been revised by changing the reference from futures contracts to forward foreign currency exchange contracts.

10.           Remove the word “Generally” from “Summary Information--Buying and Selling Fund
Shares.”

This section has been revised as requested.

11.       In “Information About Investment Objective, Strategy and Risks—Investment Objective,” indicate whether the Registrant will provide advance notice to shareholders regarding changing the investment objective.

The Registrant acknowledges its obligations with respect to the Fund pursuant to Rule
35d-1(a)(3)(iii), and it has adopted the policy required by the rule.

12.           In “Information About Investment Objective, Strategy and Risks—Principal Investment
Strategy,”add “and other derivatives” to the last sentence in the second paragraph.

This section has been revised as requested.

13.           In “Information About Investment Objective, Strategy and Risks—Principal Investment Strategy—Securities Lending,” revise the language in the first paragraph stating “with Risk Parity Fund the form of securities typically is held by Risk Parity Fund’s custodian.”

This section has been revised as requested.

14.           In “Information About Investment Objective, Strategy and Risks—Principal Investment
Strategy—Temporary Defensive Positions,” disclose the securities in which the Fund will invest.

Securities and Exchange Commission June 5, 2013 Page

This section has been revised to reflect that when taking defensive positions, the Fund may, among other things, make large investments in cash.  Other types of securities in which the Fund may invest during adverse market conditions are described in the Statement of Additional Information.

15.           Explain in this letter what foreign government authorized pooled investment vehicles are (these are referenced in “Information About Investment Objective, Strategy and Risks— Principal Investment Risks—Foreign Securities, including Emerging Markets Securities”).

“Foreign government authorized pooled investment vehicles” are pooled investments which are permitted by a government of a foreign country to acquire securities of companies issued in that foreign country and whose shares in the pools may be held by investors located outside of that country.

16.           In “Information About Investment Objective, Strategy and Risks—Principal Investment
Risks—Sector,” refer to the Risk Parity Fund’s benchmark directly.

This section has been revised as requested.

17.           In “Information About Investment Objective, Strategy and Risks—Principal Investment Risks—Sector,” add a statement that the Fund will not invest greater than 25% in any one industry.

This section has been revised as requested.

18.           In “Information About Investment Objective, Strategy and Risks—Principal Investment
Risks—Liquidity,” disclose the 15% net asset limit on illiquid securities.

This section has been revised as requested.

19.           Add a discussion of securities lending risk and general derivatives risk to “Information
About Investment Objective, Strategy and Risks—Principal Investment Risks” section.

This section has been revised as requested.

20.           Revise “How to Purchase—Investments by Check” to make clear that the Fund will not wait 15 days if a check clears before that time.

This section has been revised as requested.

21.           If you charge a fee for wire transfers or similar transaction processing fees (see “Other
Policies”), update the fee table to reflect these fees.

Securities and Exchange Commission June 5, 2013 Page

The Registrant believes that wire transfer fees, which apply only at the request of a Fund shareholder, are not within any category of ‘Shareholder Fee” described in Form N-1A, Item 3, Instruction 2.

22.           “Obtaining Additional Information” indicates that the financial statements of the Fund are incorporated by reference into the Prospectus, but only the financial highlights table may be incorporated by reference.

This section has been revised as requested.

C.           Statement of Additional Information comments

23.           On the cover page for the SAI, add the ticker symbols for ordinary and institutional shares.

This section has been revised as requested.

24.           In “Investment Strategies, Risks and Restrictions,” distinguish between principal and non-principal strategies and risks.

The Registrant believes that the Statement of Additional Information currently complies with Form N-1A, Item 16(b).  In particular, the Registrant notes that Section (d) of “Investment Strategies, Risks and Restrictions” currently describes the Fund’s non-principal investment strategies.  The remaining disclosure of that section describes in detail specific financial instruments in which the Fund may invest, without regard to whether that instrument is used with a principal or non-principal investment strategy.

25.           In “Investment Strategies, Risks and Restrictions—Fixed Income Securities,” indicate the credit quality of the fixed income securities that may be invested in.

This section has been revised as requested.

26.           Confirm that the International Bank for Reconstruction and Development, mentioned in “Investment Strategies, Risks and Restrictions—U.S. Government Obligations” meets the definition of “Government Security” found in Section 2(a)(16) of the 1940 Act.

The reference to the International Bank for Reconstruction and Development has been removed from that section.

27.           In “Investment Strategies, Risks and Restrictions—Equity Swaps,” disclose whether the
Fund will write equity swaps.

Securities and Exchange Commission June 5, 2013 Page

This section has been revised as requested.

28.           Please acknowledge that the Fund is aware of the recent release on derivatives.

The Registrant is aware of the Staff’s position relating to mutual fund investments in derivatives.

29.           Confirm that the contracts that the Fund has regarding interest rate swaps specify that they will be settled by netting obligations without delivery.

The Registrant confirms that, to the extent that the Fund enters an interest rate swap that specifies that the swap will be settled by netting without delivery, the swap contract will expressly so state.

30.           Acknowledge that the Fund understands the amounts that must be set aside if the Fund writes call and put options on futures contracts as discussed in “Investment Strategies, Risks and Restrictions—Interest Rate and Financial Futures Options.”

The Registrant acknowledges its obligations under Section 18(f) of the 1940 Act with respect to “asset coverage,” as that term is defined in Section 18(h) of the 1940 Act.

31.           Add the sentence “Under certain circumstances, Risk Parity Fund may commit a substantial portion, or up to 75 percent of the value of its assets, to the consummation of these contracts,” found in “Investment Strategies, Risks and Restrictions—Foreign Currency Transactions,” and specify the circumstances under which this would occur.

This section has been revised as requested.

32.           Acknowledge that the adoption of rules by the Commission or an exemptive order does not relieve the Fund of obligations under Section 13 of the 1940 Act to seek shareholder approval prior to changing fundamental investment policies.

The Registrant acknowledges its obligations under Section 13 of the 1940 Act.

33.           In the paragraph beginning “With respect to the fundamental policy relating to concentration” in the Investment Policies—Fundamental Investment Policies section, delete the sentence stating “It is possible that interpretations of concentration could change in the future.”Also correct the language in the second sentence stating that “The SEC staff has taken the position,” because the remainder of the sentence is required by Form N-1A and so is not a staff position.

This section has been revised as requested.

Securities and Exchange Commission June 5, 2013 Page

34.       Revise the sentence “There also will be no limit on investment in issuers domiciled in a single jurisdiction or country” to be consistent with the disclosure in the Principal Investment Strategy section.

This section has been revised as requested.

35.           The information regarding Mr. Armstrong disclosed in the final paragraph of “Trustees and Officers of the Trust; Fund Governance—Leadership Structure, Qualifications and Responsibilities of the Board of Trustees of the Trust—Leadership Structure and the Board of Trustees” should be included in the Trustees and Officers table.

This section has been revised as requested.

36.           Confirm in this letter that interested trustees and officers are not paid by the Fund.

The Registrant confirms that those Trustees and officers of the Trust who are “interested persons” of the Trust, as that term is defined in Section 2(a)(19) of the 1940 Act, are not paid directly by the Fund, other than the Trust’s Chief Compliance Officer, who is paid in part by the Trust.

37.       In “Manager and the Sub-Adviser—The Management Contract,” delete the sentence in the fourth paragraph stating “For the twelve months ended March 31, 2013, the Trustees have approved reimbursements that amounted to $[TO BE COMPLETED BY AMENDMENT].”

This section has been revised as requested.

38.           In “Manager and the Sub-Adviser—Sub-Adviser Compensation Structure and Method Used to Determine Compensation,” state the length of time over which the investment performance is measured.

This section has been revised as requested.

39.           In the same paragraph as discussed above, add disclosure as required by Item 20(c) of Form N-1A regarding the differences between the methods used to compensate portfolio managers.

This section has been revised as requested.

40.           In “Shares of the Trust—Calculation of Net Asset Value,” change the pricing time to be no later than 4:00 p.m.

This section has been revised as requested.

41.           In “Shares of the Trust—Price of Shares,” delete the word “approximately” from the penultimate sentence of the last paragraph.

This section has been revised as requested.

42.           Add an appendix containing the proxy voting policies of the Fund.

This section has been added as requested.

*        *       *

Please call Caitlin Urbach at (617) 439-2967 or me at (617) 439-2194 if you have any question relating to the Registration Statement or this letter.

Very truly yours,

/s/ John Hunt

John Hunt

JH:ccu

Cc:           Kelly J. Lavari
Caitlin C. Urbach

2194212.3